March 31, 2010



Messrs. John Reynolds and Louis Rambo
U.S. Securities and Exchange Commission
100 F Street, North East
Washington, D.C. 20549-3561



Re:  Essense Water, Inc. Form S-1 - File No. 333-162824

Gentlemen:

Thank you for your review of Amendment No. 3 to the Company's Form S-1, as filed on March 18, 2010 and your related response dated March 30, 2010.

The Company has made what it feels are the appropriate changes in response to and as set forth in your comments and will have filed its Amendment No. 4 by the time you receive the hard copy this reply.

Enclosed with this cover letter are two "marked" copies of our Amendment
No. 4 to help expedite your review. The respective comment numbers have been provided and circled in the margins to the left of where the applicable change was made.

Set forth below are our responses, provided to help key you to the areas within the Prospectus that have been modified, as per the comments provided by way of your review. Each is numbered according to your specific comment.

1. This table has revised in response to your comment. See cover page.

2. Figures for intended uses of minimum proceeds have been added. See page 2.

3. See Note (1) added to explain this. See page 2.

4. Accept our apology for this previous change not being made correctly. It has been corrected and the table re-footed to ensure accuracy. See page 15.

5. This footnote has been revised to show the expense breakdowns. See page 16.

6. Net book value has been updated and now properly calculated using net proceeds. Net tangible book value per share for minimum offering has been added. See page 16.

7. The previously included review report and reference have been taken out.

We trust that these changes will adequately address the comments as set forth in your letter dated March 30, 2010.

Messrs Reynolds and Rambo
March 31, 2010
Page Two



Thank you. If you should have any questions as a result of this letter and your review of the Company's Amendment No. 4, please feel to call Kevin Nichols or our counsel, Jeffrey Nichols.

Sincerely,

Essense Water, Inc.

/s/ Kevin Nichols
-----------------
Kevin Nichols
President

enclosures

cc: Mr. Jeffrey Nichols, Esq.